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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                               HOMEFED CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    436919104
                ------------------------------------------------
                                 (CUSIP Number)


                            Stephen E. Jacobs, Esq.,
Weil, Gotshal & Manges LLP, 767 Fifth Ave., New York, NY  10153  (212) 310-8330
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 August 25, 1998
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                       Page 1 of 11.
                            Exhibit Index appears at page 11.

                                       SCHEDULE 13D

-----------------------------------                        -----------------------------------
CUSIP NO.     436919104                                      PAGE     2      OF     11   PAGES
-----------------------------------                        -----------------------------------

----------------------------------------------------------------------------------------------

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Leucadia Financial Corporation
----------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (A) |x|
                                                                                      (B) |_|

----------------------------------------------------------------------------------------------
  3   SEC USE ONLY


----------------------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      Not Applicable
----------------------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)|_|

----------------------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Utah
----------------------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
  NUMBER OF          None.
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING
    PERSON
     WITH
              --------------------------------------------------------------------------------
                 8   SHARED VOTING POWER
                     None.

              --------------------------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER
                     None.
              --------------------------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                     None.
----------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None.
----------------------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|

----------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
----------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
----------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                       SCHEDULE 13D

-----------------------------------                        -----------------------------------
CUSIP NO.     436919104                                      PAGE     3      OF     11   PAGES
-----------------------------------                        -----------------------------------

----------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      American Investment Company
----------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (A) |x|
                                                                                      (B) |_|

----------------------------------------------------------------------------------------------
  3   SEC USE ONLY


----------------------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      Not applicable.
----------------------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)|_|

----------------------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
----------------------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
  NUMBER OF          None.
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING
    PERSON
     WITH
              --------------------------------------------------------------------------------
                 8   SHARED VOTING POWER
                     None
              --------------------------------------------------------------------------------
                 9   SHARED VOTING POWER
                     None.
              --------------------------------------------------------------------------------
                 10  SOLE DISPOSITIVE POWER
                     None.

----------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None.
----------------------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|

----------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
----------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
----------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





                                       SCHEDULE 13D

-----------------------------------                        -----------------------------------
CUSIP NO.     436919104                                      PAGE     4      OF     11   PAGES
-----------------------------------                        -----------------------------------

----------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LUK-CPH, Inc.
----------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (A) |x|
                                                                                      (B) |_|

----------------------------------------------------------------------------------------------
  3   SEC USE ONLY


----------------------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      Not applicable.
----------------------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)|_|

----------------------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
----------------------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
  NUMBER OF          None.
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING
    PERSON
     WITH
              --------------------------------------------------------------------------------
                 8   SHARED VOTING POWER
                     None.
              --------------------------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER
                     None.

              --------------------------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                     None.
----------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None.
----------------------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|

----------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
----------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
----------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                       SCHEDULE 13D

-----------------------------------                        -----------------------------------
CUSIP NO.     436919104                                      PAGE     5      OF     11   PAGES
-----------------------------------                        -----------------------------------

----------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LUK-CPG, Inc.
----------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (A) |x|
                                                                                      (B) |_|

----------------------------------------------------------------------------------------------
  3   SEC USE ONLY


----------------------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      Not applicable.
----------------------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)|_|

----------------------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
----------------------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
  NUMBER OF          None.
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING
    PERSON
     WITH
              --------------------------------------------------------------------------------
                 8   SHARED VOTING POWER
                     None.
              --------------------------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER
                     None.

              --------------------------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                     None.
----------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None.
----------------------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|

----------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
----------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
----------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                       SCHEDULE 13D

-----------------------------------                        -----------------------------------
CUSIP NO.     436919104                                      PAGE     6      OF     11   PAGES
-----------------------------------                         ----------------------------------

----------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charter National Life Insurance Company
----------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (A) |x|
                                                                                      (B) |_|

----------------------------------------------------------------------------------------------
  3   SEC USE ONLY


----------------------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      Not applicable.
----------------------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)|_|

----------------------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Missouri
----------------------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
  NUMBER OF          None.
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING
    PERSON
     WITH
              --------------------------------------------------------------------------------
                 8   SHARED VOTING POWER
                     None.
              --------------------------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER
                     None.

              --------------------------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                     None.
----------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None.
----------------------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|

----------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
----------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
----------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                       SCHEDULE 13D

-----------------------------------                        -----------------------------------
CUSIP NO.     436919104                                      PAGE     7      OF     11   PAGES
-----------------------------------                        -----------------------------------

----------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Leucadia National Corporation
----------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (A) |x|
                                                                                      (B) |_|

----------------------------------------------------------------------------------------------
  3   SEC USE ONLY


----------------------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      Not applicable
----------------------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)|_|

----------------------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
----------------------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
  NUMBER OF          None.
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
  REPORTING
    PERSON
     WITH
              --------------------------------------------------------------------------------
                 8   SHARED VOTING POWER
                     None.
              --------------------------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER
                     None.
              --------------------------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                     None.
----------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None.
----------------------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              |_|

----------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
----------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
----------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Securities and Issuer.
         ---------------------

     This Statement constitutes Amendment No. 1 to the Statement on Schedule 13D (the "Schedule 13D") filed by Leucadia National Corporation ("Leucadia") and its subsidiaries, Leucadia Financial Corporation ("LFC"), American Investment Company ("AIC"), LUK-CPH, Inc. (formerly known as Colonial Penn Holdings, Inc.) ("CPH"), LUK-CPG, Inc. (formerly known as Colonial Penn Group, Inc.) ("CPG") and Charter National Life Insurance Company ("Charter") (collectively, the "Beneficial Owners") with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of HomeFed Corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the respective meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of the Transaction.
        --------------------------

     On August 14, 1998, Leucadia transferred (i) 4,117,986 shares of Common Stock, (ii) the right to purchase an additional 37,056,112 shares of Common Stock (the "Additional Shares") pursuant to a Stock Purchase Agreement dated as of August 14, 1998 between the Company and Leucadia (the "Stock Purchase Agreement"), and (iii) $1,670,100, representing the funds necessary to purchase the Additional Shares (after giving effect to a $5 million advance on the payment of the purchase price) to a trust (the "Trust") pursuant to a Trust Agreement dated August 14, 1998 between Leucadia for the benefit of its shareholders and Joseph A. Orlando, as Trustee (the "Trust Transfer").
On August 14, 1998, Leucadia declared a pro rata dividend of beneficial interests in the Trust to Leucadia's shareholders of record at August 25, 1998 (the "Beneficiaries"). Upon distribution of uncertificated beneficial interests in the Trust on August 25, 1998 to the Beneficiaries, the Beneficial Owners ceased to have any beneficial interest in the Company's Common
Stock.

   Also on August 14, 1998, LFC and the Company entered into an Amended and Restated Loan Agreement (the "Amended Loan Agreement"), pursuant to which certain terms of the original Loan Agreement, dated July 3, 1995, were amended to, among other things, eliminate the right to convert the loan into shares of the Company's Common Stock.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

   (a) As of August 25, 1998 and after giving effect to the Trust Transfer and the Amended Loan Agreement, none of the Beneficial Owners beneficially owned any shares of the Company's Common Stock.

   (c) The information included in response to Item 4 hereof is specifically incorporated herein by reference.

   (e) As a result of the Trust Transfer and the Amended Loan Agreement, on August 25, 1998, the Beneficial Owners ceased to be the beneficial owners of more than 5% of the outstanding shares of Common Stock.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: August 28, 1998


LEUCADIA FINANCIAL CORPORATION           LUK-CPG, INC.

By:/s/ Joseph A. Orlando                 By:/s/ Corinne A. Maki
   ----------------------------             ----------------------------
   Vice President                           Vice President



AMERICAN INVESTMENT COMPANY              CHARTER NATIONAL LIFE
                                           INSURANCE COMPANY

By:/s/ Joseph A. Orlando                By:/s/ Joseph A. Orlando
   ----------------------------            ----------------------------
   Vice President                          Vice President




LUK-CPH, INC.                           LEUCADIA NATIONAL CORPORATION

By:/s/ Corinne A. Maki                  By:/s/ Joseph A. Orlando
   ----------------------------            ----------------------------
   Vice President                          Vice President

                                  EXHIBIT INDEX



Exhibit No.                   Document                            Page No.
-----------                   --------                            --------



   1              Trust Agreement, dated August 14, 1998,
                  between Leucadia National Corporation
                  for the benefit of its shareholders and
                  Joseph A. Orlando, as Trustee.

   2              Stock Purchase Agreement, dated August
                  14, 1998, between Leucadia National
                  Corporation and HomeFed Corporation.

   3              Amended and Restated Loan Agreement,
                  dated August 14, 1998, between Leucadia
                  Financial Corporation and HomeFed
                  Corporation.